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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2 )*


                     Pepsi-Cola Puerto Rico Bottling Company
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                                (Name of Issuer)


                 Class B Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                   713434 10 8
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                                 (CUSIP Number)

                                John F. Bierbaum
                              60 South Sixth Street
                                   Suite 3800
                              Minneapolis, MN 55402
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 July 13, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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         Pohlad Companies, PepsiCo, Inc. and P-PR Transfer, LLP (the "Reporting
Persons") hereby amend their statement on Schedule 13D, originally filed on July 28, 1998 and amended on June 29, 1999 (the "Schedule 13D"), with respect to their beneficial ownership of shares of Class B Common Stock, par value $0.01 per share, of Pepsi-Cola Puerto Rico Bottling Company ("PPR"). The Reporting Persons initially disclosed their controlling interest in PPR in the Schedule 13D jointly filed with V. Suarez & Co., Inc.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         (a), (b), (c), (d), (e) and (f)    No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4.  Purpose of Transaction.

         Pohlad Companies and Beverages, Foods & Service Industries, Inc., a wholly owned subsidiary of PepsiCo, Inc., are the general partners of P-PR Transfer, LLP. Pohlad Companies and Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of PepsiCo, Inc., are majority shareholders of the voting common stock of Delta Beverage Group, Inc. ("Delta"). Pohlad Companies is the sole shareholder of Dakota Beverage Company, Inc. ("Dakota").

         The Reporting Persons hereby report that PPR has entered into exchange agreements, attached hereto as Exhibit A and Exhibit B, for the acquisition of Delta and Dakota. As consideration for such acquisitions, PPR plans to issue 65,070,006 shares of its Class B Common Stock to the shareholders of Delta and Dakota, including the Reporting Persons. PPR is expected to issue (1) 46,760,000 shares of its Class B Common Stock in exchange for the outstanding shares of Dakota stock, and (2) 18,310,006 shares of its Class B Common Stock in exchange for the outstanding shares of Delta stock. PPR received executed signature pages for the exchange agreements over the course of the last several business days.

         The acquisitions continue to be subject to various substantive contingencies beyond the control of the Reporting Persons. These conditions include but are not limited to (1) approval of the acquisitions by the shareholders of PPR, (2) approval of an amendment to PPR's Certificate of Incorporation to increase the number of authorized shares of PPR capital stock (which requires the affirmative vote by a majority of those present in person or represented by proxy of the PPR shareholders voting together and the holders of PPR Class B Common Stock voting independently), and (3) the receipt of all necessary authorizations, consents, waivers, orders and approvals, including, but not limited to, the consent of PepsiCo, Inc. and the contribution by Pepsi-Cola Metropolitan Bottling Company, Inc. of shares of capital stock of PepsiCo, Inc. as more fully described in Item 6.

Item 5.  Interest in Securities of the Issuer.

         Since the issuance of the shares described in Item 4 remains subject to various substantive contingencies, the Reporting Persons have not reported any change in their beneficial ownership. The Reporting Persons intend to further amend this Schedule 13D to report any change in their beneficial ownership of PPR stock resulting from the proposed acquisitions.


                                   Page 2 of 4
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

         P-PR Transfer, LLP, which owns a majority of the voting power of the PPR common stock, has entered into a voting agreement with PPR, attached hereto as Exhibit C. Under the terms of the voting agreement, P-PR Transfer, LLP is required to vote its shares of PPR common stock in favor of the exchange agreements for the acquisition of Delta and Dakota. As a result, assuming that the shareholders of PPR approve an amendment to PPR's Certificate of Incorporation to increase the number of authorized shares of PPR capital stock, passage of the proposal to issue 65,070,006 shares of PPR Class B Common Stock to Delta and Dakota shareholders is assured.

         Pohlad Companies has delivered a letter, attached hereto as Exhibit D, to PepsiCo, Inc. in which Pohlad Companies acknowledges that the Dakota exchange will not take place until Pepsi-Cola Metropolitan Bottling Company, Inc. makes its contribution of PepsiCo, Inc. capital stock to an entity which will be created to replace P-PR Transfer, LLP as provided in the Dakota exchange agreement.

Item 7.  Material to be Filed as Exhibits.

         (A) Delta Exchange Agreement, effective June 28, 1999.

         (B) Dakota Exchange Agreement, effective June 28, 1999.

         (C) Voting Agreement, dated June 28, 1999.

         (D) Letter Agreement, dated June 24, 1999.



                                   Page 3 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999

                               P-PR Transfer, LLP
                                     By Its General Partners:
                                     Pohlad Companies


                                     By: /s/ John F. Bierbaum
                                        ----------------------------------------
                                         John F. Bierbaum, Vice President and
                                         Chief Financial Officer

                                     Beverages, Foods & Service Industries, Inc.


                                     By: /s/ W. Timothy Heaviside
                                        ----------------------------------------
                                         W. Timothy Heaviside, Vice President

                               Pohlad Companies


                               By: /s/ John F. Bierbaum
                                  ----------------------------------------------
                                   John F. Bierbaum, Vice President and
                                   Chief Financial Officer

                               PepsiCo, Inc.


                               By: /s/ W. Timothy Heaviside
                                  ----------------------------------------------
                                   W. Timothy Heaviside, Vice President



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